UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        DIAMOND INTERNATIONAL GROUP, INC.
                                (Name of Issuer)


                         Common Stock, Par Value $0.0001
                         (Title of Class of Securities)


                                    252666106
                                 (CUSIP Number)


                                Amma Corporation
                            Suite 200, Manulife House
                                 603-7th Ave. SW
                            Calgary, Alberta T2P 2T5
                                 (403) 261-8888

                                    Copy to:

                           William S. Rosenstadt, Esq.
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 888-6680
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 7, 2003
             (Date of Event which Requires Filing of this Statement)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Names of Reporting Persons. S.S or I.R.S.  Identification Nos. of above persons (entities only).

         Amma Corporation
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                (a)  N/A

                                (b)  N/A
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3.       SEC Use Only

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4.       Source of Funds (See Instructions) - OO

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5.       Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e) - No

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6.       Citizenship or Place of Organization -

         Name: Amma Corporation
         Place of Organization: Alberta (Canada)
         Principal Business: Biotechnology
         Address: Suite 200 - Manulife House, 603-7th Ave. SW, Calgary, Alberta T2P 2T5
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Number of               7.       Sole Voting Power - 46,200,000
Shares
Beneficially            8.       Share Voting Power - None
Owned by Each
Reporting Person        9.       Sole Dispositive Power - 46,200,000

                        10.      Shared Dispositive Power - None
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11.      Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person  -
         46,200,000

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12.      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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13.      Percent of Class Represented by Amount in Row (11) - 60.5%

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14.      Type of Reporting Person (See Instructions) - CO

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

Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $0.001 per share, of Diamond International Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 405 Park Avenue, New York, New York 10022.

Item 2.  Identity and Background

         This statement is being filed by Amma Corporation (the "Reporting Person"), an Alberta Corporation having offices located at Suite 200, Manulife House, 603-7th Avenue SW, Alberta, Canada T2P 2T5.

         The Reporting Person is engaged in the business of biotechnology and nutraceutical development and marketing. The Reporting Person has not been, to the best knowledge of the Reporting Person, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The shares were acquired as a result of stock exchange between Organetix, Inc., a Delaware Corporation ("Organetix"), and the Issuer which was completed on November 7, 2003 ("Exchange Transaction"). The Reporting Person owned approximately 72% (equal to 11,550,000 shares) of the issued and outstanding shares of common stock of Organetix which was converted into its present ownership of the Issuer's shares of common stock.

Item 4.  Purpose of Transaction

         Organetix entered into the Exchange Transction to become a public vehicle which Organetix's management believed was a valuable and necessary step to the further development of its business plan. As a result of the Exchange
Transaction: (i) all of the Issuer officers and directors resigned and were replaced with L. B. (Brad) Clarke, a shareholder of Organetix; (ii) 64,000,000 shares of the Issuer's restricted common stock were issued to the shareholders of Organetix; and (iii) the Issuer's business structure was changed to a biotechnology development and marketing based business model. The Reporting Person does not have any plan or proposal which would relate to or would result in: a) an acquisition of additional or disposition of the Issuer's securities,
b) an extraordinary corporate transaction, c) a sale or transfer of a material amount of the Issuer's assets, d) any material change in the business structure of the Issuer, e) a class of securities that cease to be quoted in an inter-dealer quotation system, f) a class of equity securities becoming eligible for termination of registration, or g) any action similar to any of those enumerated above.


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

         However, as a result of the change of control and business structure of the Issuer and the Issuer's need to raise additional capital to further implement its business plan, the Reporting Person may attempt to add additional directors to the Issuer's board, change the Issuer's charter or bylaws and issue additional shares of the Issuer's common stock.

Item 5.  Interest in Securities of the Issuer

         (a) and (b)As of November 7, 2003, the Reporting Person held the sole power to vote and dispose of 46,200,000 shares of the Issuer's common stock. The Reporting Person has the sole power to vote and dispose of the shares of Common Stock identified in this Statement.

         (c) The only transaction involving the Reporting Person that was effected during the past 60 days was the Exchange Transaction.

         (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock referred to in this Item 5. To the best knowledge of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.

         (e) Not applicable.



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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements or understandings with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

         There is no material that will be filed as an exhibit.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Amma Corporation

                                        By: /s/ L. B. (Brad) Clarke
                                            --------------------------------
                                            L. B. (Brad) Clarke

DATED: November 13, 2003



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